26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Ben James To Call Writer Directly +852 3761 3412 ben.james@kirkland.com

VIA EDGAR

May 3, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Abby Adams / Christopher Edwards

Re:	Summit Healthcare Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 3, 2021
CIK No. 0001839185

Dear Ms. Adams and Mr. Edwards:

On behalf of Summit Healthcare Acquisition Corp. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 3, 2021, regarding the Company’s Draft Registration Statement (the “Registration Statement”) submitted on February 3, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Summary

Redemption rights for public shareholders upon the completion of our initial business combination, page 21

1.	Revise the summary to clarify whether you may offer an extension period. We note no references other than a brief mention in the underwriting section on page 162.

In response to the Staff’s comments, the Company has revised the disclosure on page 172 of the Revised Draft Registration.

PARTNERS:     Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | David G. Harrington[8] | Karen K.Y. Ho | Damian C. Jacobs[6] | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[8] | Nicholas A. Norris[6] | Paul S. Quinn | Michael D. Rackham[6] | Fergus A. Saurin[6] | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Gautam Agarwal[6] | Michelle Cheh[7] | Daniel Dusek[3] | James A. Hill[6] | Ju Huang[3] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Bo Peng[9] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | Jiayuan Yu3 | David Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Victoria (Australia); [8] New South Wales (Australia); [9] State of Georgia (U.S.A.); # non-resident

Bay Area     Beijing     Boston     Chicago     Dallas     Houston     London     Los Angeles     Munich     New York     Paris     Shanghai     Washington, D.C.

Summit Healthcare Acquisition Corp

May 3, 2021

Statement.

Risk Factors

We may issue additional Class A ordinary shares or preference shares to complete our initial business combination..., page 51

2.

We note the risk factor disclosure on page 51 regarding your potential use of preference shares to complete your initial business combination or under an employee incentive plan after the completion of your initial business combination. Revise this risk factor to separate actions you may do before and after the initial business combination transaction, and their dilutive and other effects, so potential investors may determine the risks inherent in this investment decision as distinct from those risks that may follow their opportunity to redeem their investment. In doing so, clarify how you may use preference shares with dilutive effect or to subordinate the rights of Class A holders prior to the initial business combination.

In response to the Staff’s comments, the Company has revised the disclosure on pages 53 and 54 of the Revised Draft Registration.

*         *        *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com, or by telephone at +852 3761 3412, or Christian Nagler at christian.nagler@kirkland.com, or by telephone at +1 212 446 4900.

Sincerely,

/s/ Ben James
Ben James

cc:	Bo Tan, Chief Executive Officer